UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

iDreamSky Technology Limited

(Name of the Issuer)

iDreamSky Technology Limited

Dream Technology Holdings Limited

Dream Investment Holdings Limited

Dream Merger Sub Limited

Mr. Michael Xiangyu Chen

Mr. Anfernee Song Guan

Dream Data Services Limited

DT01 Holding International Limited

THL A19 Limited

Prometheus Capital (International) Co, Ltd

Kingsun (Shanghai) Investment Co., Ltd.

Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership)

Ruipu Lehua (Tianjin) Investment Center (Limited Partnership)

Peking Pusi Investment Co., Ltd.

V Capital Company Limited

LT Prosperity (Tianjin) Asset Management LLP

Jiaxing Yaming Investment Partnership (Limited Partnership)

Jiaxing Nuoxin Investment Partnership (Limited Partnership)

Fortune Wisdom Venture Capital Co., Ltd.

Newplus iDream Investment Partnership (Limited Partnership)

Shanghai Super Star Venture Capital Partners (Limited Partnership)

Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership)

Shanghai Greenwoods Asset Management Limited

Shanghai Weiying Gefei Investment Management Ltd.

Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership)

Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership)

(Names of Persons Filing Statement)

Class A ordinary shares and Class B ordinary shares, par value $0.0001 per share

American Depositary Shares, evidenced by American Depositary Receipts, each of which represents four Class A ordinary shares

(Title of Class of Securities)

45173K 101 1

(CUSIP Number)

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents four Class A ordinary shares.

iDreamSky Technology Limited	Ruipu Lehua (Tianjin) Investment Center (Limited
16/F, A3 Building, Kexing Science Park	Partnership)
15 Keyuan Road North, Nanshan District	1539 Nanjing West Road
Shenzhen, Guangdong, 518057	Jing’an Kerry Center, Tower 2, Suite 1801
The People’s Republic of China	Shanghai 200040
Tel: +86 755 8668 5111	The People’s Republic of China
Tel: +86 21 6288 7757
Dream Technology Holdings Limited
Dream Investment Holdings Limited	Peking Pusi Investment Co., Ltd.
Dream Merger Sub Limited	1605 A Block Wanda Plaza, 93 Jianguo Road
c/o 16/F, A3 Building, Kexing Science Park	Chaoyang District, Beijing 100026
15 Keyuan Road North, Nanshan District	The People’s Republic of China
Shenzhen, Guangdong, 518057	Tel: +86 10 6581 8630
The People’s Republic of China
Tel: +86 755 8668 5111	V Capital Company Limited
Room 2603, Dongyin Center Tower A
Mr. Michael Xiangyu Chen	500 Hongbaoshi Road, Shanghai 201103
c/o 16/F, A3 Building, Kexing Science Park	The People’s Republic of China
15 Keyuan Road North, Nanshan District	Tel: +86 21 6381 8851
Shenzhen, Guangdong, 518057
The People’s Republic of China	LT Prosperity (Tianjin) Asset Management LLP
Tel: +86 755 8668 5111	1-103-16, 482 Shengtaicheng Dongmanzhonglu
Chuangzhi Tower
Mr. Anfernee Song Guan	Tianjin 300480
c/o 16/F, A3 Building, Kexing Science Park	The People’s Republic of China
15 Keyuan Road North, Nanshan District	Tel: +86 22 6629 2208
Shenzhen, Guangdong, 518057
The People’s Republic of China	Jiaxing Yaming Investment Partnership (Limited
Tel: +86 755 8668 5111	Partnership)
Room 4705, Jinmao Tower, 88 Century Avenue
Dream Data Services Limited	Pudong, Shanghai 200121
c/o 16/F, A3 Building, Kexing Science Park	The People’s Republic of China
15 Keyuan Road North, Nanshan District	Tel: +86 21 6390 1600
Shenzhen, Guangdong, 518057
The People’s Republic of China	Jiaxing Nuoxin Investment Partnership (Limited
Tel: +86 755 8668 5111	Partnership)
4705, Jinmao Tower, 88 Century Avenue
DT01 Holding International Limited	Pudong New Area, Shanghai 200121
c/o 16/F, A3 Building, Kexing Science Park	The People’s Republic of China
15 Keyuan Road North, Nanshan District	Tel: +86 21 6390 1600
Shenzhen, Guangdong, 518057
The People’s Republic of China	Fortune Wisdom Venture Capital Co., Ltd.
Tel: +86 755 8668 5111	23/F, Special Zone Press Building
Shenzhen 518009
Prometheus Capital (International) Co, Ltd	The People’s Republic of China
1605 A Block Wanda Plaza, 93 Jianguo Road	Tel: +86 755 8351 5108
Chaoyang District, Beijing 100026
The People’s Republic of China	Newplus iDream Investment Partnership (Limited
Tel: +86 10 6581 8630	Partnership)
Room 2001, National Building
1465 Beijing West Road
THL A19 Limited	Jing An District, Shanghai
Level 29, Three Pacific Place	The People’s Republic of China
1 Queen’s Road East, Wanchai, Hong Kong	Tel: +86 187 1773 3142
Tel: +852 3148 5100
Shanghai Super Star Venture Capital Partners (Limited
Kingsun (Shanghai) Investment Co., Ltd.	Partnership)
Room 1601, Huaxia Bank Tower	Building CF05, No.1 Balizhuangdongli
256 South Pudong Road, Shanghai 200120	Chaoyang District, Beijing
The People’s Republic of China	The People’s Republic of China
Tel: +86 186 1682 3371	Tel: +86 139 1099 1697

Beijing Junlianxinhai Private Equity Investment	Guangxi Xi Hui He Ying Investment Management
Partnership (Limited Partnership)	Partnership (Limited Partnership)
211B, 2F, Tower A	11/F, Guangxi Xinyi Finance and Investment
No. 2 Kexueyuan South Road	Building
Haidian District, Beijing 100190	38 Shuangyong Road
The People’s Republic of China	Nanning City 530021, Guangxi Province
Tel: +86 10 6250 9351	The People’s Republic of China
Tel: +86 771 577 6646

Shanghai Greenwoods Asset Management Limited
27/F, Kerry Parkside Office, 1155 Fangdian Road
Pudong, Shanghai 201204
The People’s Republic of China
Tel: +86 21 2083 0300

Shanghai Weiying Gefei Investment Management Ltd.
Zone 10 of Huitong Time Square
1 Yaojiayuan South Street
Chaoyang, Beijing 100123
The People’s Republic of China
Tel: +86 10 5732 1333-6071

Hengqin Dream Yongtai Equity Investment Enterprise
(Limited Partnership)
16/F, A3 Bld, Kexing Science Park
Nanshan District, Shenzhen
The People’s Republic of China
Tel: +86 755 8668 5111

Hengqin Dream Ruitong Equity Investment Enterprise
(Limited Partnership)
16/F, A3 Bld, Kexing Science Park
Nanshan District, Shenzhen
The People’s Republic of China
Tel: +86 755 8668 5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Paul Strecker, Esq.	David Zhang, Esq.
Shearman & Sterling	Jesse Sheley, Esq.
12th Floor, Gloucester Tower	Kirkland & Ellis
The Landmark	26th Floor, Gloucester Tower
15 Queen’s Road Central	The Landmark
Hong Kong	15 Queen’s Road Central
Tel: +852 2978 8038	Hong Kong
Tel: +852 3761 3300

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$681,364,514.50	$68,613.41

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a)the aggregate cash payment of $3.50 per share for the 184,293,591 issued and outstanding Class A and Class B ordinary shares of the issuer (including shares represented by American depositary shares) subject to the transaction plus (b)the product of 360,000 Class A ordinary shares issuable under all outstanding and unexercised options multiplied by $2.22 per share (which is the difference between the $3.50 per share merger consideration and the weighted average exercise price of $1.28 per share) plus (c)the product of 10,153,356 Class A ordinary shares underlying all outstanding restricted shares multiplied by $3.50 per share ((a), (b), and (c) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Amendment No.2 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) iDreamSky Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A and Class B ordinary shares, par value $0.0001 per share (each, a “Share”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each of which represents four Class A ordinary shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Dream Technology Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”) controlled by the Buyer Group (as defined below); (c) Dream Investment Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Parent”); (d) Dream Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Mr. Michael Xiangyu Chen, chief executive officer and chairman of the board of directors of the Company (the “Board”) (“Mr. Chen”); (f) Mr. Anfernee Song Guan, chief technology officer and a director of the Company (“Mr. Guan”); (g) Dream Data Services Limited, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands (“Dream Data”); (h) DT01 Holding International Limited, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands (“DT01”); (i) THL A19 Limited, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands (“THL”); (j) Prometheus Capital (International) Co, Ltd, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands (“Prometheus”); (k) Kingsun (Shanghai) Investment Co., Ltd., a company incorporated with limited liability under the laws of the People’s Republic of China (the “PRC”) (“Kingsun”); (l) Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership), a limited partnership registered in the PRC (“Junlianxinhai”); (m) Ruipu Lehua (Tianjin) Investment Center (Limited Partnership), a limited partnership registered in the PRC (“Ruipu Lehua”); (n) Peking Pusi Investment Co., Ltd., a company incorporated with limited liability under the laws of the PRC (“Peking Pusi”); (o) V Capital Company Limited, a company incorporated with limited liability under the laws of the PRC (“V Capital”); (p) LT Prosperity (Tianjin) Asset Management LLP, a limited partnership registered in the PRC (“LT Prosperity”); (q) Jiaxing Yaming Investment Partnership (Limited Partnership), a limited partnership registered in the PRC (“Jiaxing Yaming”); (r) Jiaxing Nuoxin Investment Partnership (Limited Partnership), a limited partnership registered in the PRC (“Jiaxing Nuoxin”); (s) Fortune Wisdom Venture Capital Co., Ltd., a company incorporated with limited liability under the laws of the PRC (“Fortune”); (t) Newplus iDream Investment Partnership (Limited Partnership), a limited partnership registered in the PRC (“Newplus”); (u) Shanghai Super Star Venture Capital Partners (Limited Partnership), a limited partnership registered in the PRC (“Super Star”); (v) Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership), a limited partnership registered in the PRC (“Xi Hui He Ying”); (w) Shanghai Greenwoods Asset Management Limited, a company incorporated with limited liability under the laws of the PRC (“Greenwoods”); (x) Shanghai Weiying Gefei Investment Management Ltd., a company incorporated with limited liability under the laws of the PRC (“Weiying Gefei”); (y) Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership), a limited partnership registered in the PRC (“Yongtai”) and (z) Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership), a limited partnership registered in the PRC (“Ruitong”). Mr. Chen, Mr. Guan, Kingsun, Junlianxinhai, Ruipu Lehua, Peking Pusi, V Capital, LT Prosperity, Jiaxing Yaming, Jiaxing Nuoxin, Fortune, Newplus, Super Star, Xi Hui He Ying, Greenwoods, Weiying Gefei, Yongtai and Ruitong are collectively referred to as the “Sponsors”. Dream Data, DT01, THL and Prometheus are collectively referred to as the “Rollover Shareholders”. Holdco, Parent, Merger Sub, the Rollover Shareholders and the Sponsors are collectively referred to as the “Buyer Group”.

On December 31, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with Cayman Islands Companies Law, as amended (the “CICL”), with the Company continuing as the surviving corporation (“surviving corporation”) after the merger as a wholly owned subsidiary of Parent.

1

Under the terms of the merger agreement, if the merger is completed, at the effective time of the merger (the “Effective Time”), each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (a) the Rollover Shares, (b) Shares (including Shares represented by ADSs) owned by Holdco, Parent, Merger Sub or the Company (as treasury shares, if any) or by any direct or indirect wholly owned subsidiary of Holdco, Parent, Merger Sub or the Company, (c) the Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of Company Share Awards (as defined below), and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the CICL (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”) shall be cancelled in exchange for the right to receive $3.50 in cash per Share without interest and net of any applicable withholding taxes, and for the avoidance of doubt, because each ADS represent four Class A ordinary shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive $14.00 in cash per ADS without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees and $0.02 per ADS depositary services fees pursuant to the terms and conditions of the deposit agreement, dated August 6, 2014 between the Company and the Bank of New York Mellon (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time (the “Deposit Agreement”)). The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICL.

In addition, at the Effective Time, the Company will terminate the Company’s 2012 Share Incentive Plan and the 2014 Share Incentive Plan (collectively, the “Share Incentive Plans”), terminate all relevant award agreements entered into under the Share Incentive Plans, cancel all options to purchase Shares or ADSs (the “Company Options”) and all restricted shares (the “Restricted Shares”, collectively with the Company Options, the “Company Share Awards”) granted under the Share Incentive Plans that are then outstanding and unexercised, whether or not vested or exercisable.

At the Effective Time, (a) each Company Option vested on or prior to the Effective time (a “Vested Company Option”) will be cancelled in exchange for the right to receive a cash amount equal to the excess of $3.50 over the applicable per share exercise price of such Company Option, and (b) each Company Option not vested on or prior to the Effective Time (an “Unvested Company Option”) will be cancelled in exchange for a right to receive an award of Holdco to purchase a number of ordinary shares of Holdco (“Holdco Shares”) not less than the number of Shares underlying such Unvested Company Option, with equivalent or greater economic value as such Unvested Company Option under the terms to be determined by Parent.

At the Effective Time, (a) each outstanding Restricted Share that is not held by members of the special committee (the “Special Committee”) of the Board will be cancelled in exchange for a right to receive an award of Holdco to purchase a number of Holdco Shares not less than the number of Shares underlying such Restricted Share, with equivalent or greater economic value as such Restricted Share under the terms to be determined by Parent, and (b) each outstanding Restricted Share that is held by members of the Special Committee will be cancelled in exchange for a right to receive $3.50 in cash.

Pursuant to the terms of a support agreement (the “Support Agreement”) dated December 31, 2015 by and among Holdco, Parent, the Rollover Shareholders, Shipshape Holdings Limited (“Shipshape”), Ultimate Lenovo Limited (“Ultimate Lenovo”), Redpoint Associates IV, L.L.C., Redpoint Ventures IV, L.P. (together with Redpoint Associates IV, L.L.C, collectively, “Redpoint”), LC Fund V, L.P. and LC Parallel Fund V, L.P. (together with LC Fund V, L.P., collectively, “LC Fund”, and together with the Rollover Shareholders, Shipshape, Ultimate Lenovo, Redpoint, collectively, the “Supporting Shareholders”), the Shares owned by the Supporting Shareholders as of the date of the Support Agreement and acquired by them thereafter will be voted in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting of the Company. As of the date of this proxy statement, the Supporting Shareholders beneficially own approximately [70.1]% of the total issued and outstanding Shares, representing approximately [92.3]% of the total number of votes represented by the issued and outstanding Shares. Please see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 110 for additional information.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

2

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

3

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Dates; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. iDreamSky Technology Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms. Not applicable.

(a)-(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Dissenter Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenter Rights”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenter Rights”

•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Supporting Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10 Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

•	“The Merger Agreement and Plan of Merger—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger—Financing”

Item 11 Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12 The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Summary Term Sheet—Support Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Supporting Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13 Financial Statements

(a)	Financial Information. The audited consolidated financial statements of the Company for the two years ended December 31, 2013 and December 31, 2014 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, filed on April 30, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six months periods ended June 30, 2014 and June 30, 2015 are incorporated herein by reference to the Company’s reports on Form 6-K dated August 21, 2015.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(d)	Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15 Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(5)	Press Release issued by the Company, dated December 31, 2015 incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 31, 2015.

(b)-(1)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Mr. Chen, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(2)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Mr. Guan, incorporated herein by reference to Exhibit 99.7 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(3)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Kingsun, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(4)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Junlianxinhai, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(5)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Ruipu Lehua, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(6)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Peking Pusi, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(7)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and V Capital, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(8)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and LT Prosperity, incorporated herein by reference to Exhibit 99.13 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(9)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Jiaxing Yaming, incorporated herein by reference to Exhibit 99.14 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(10)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Jiaxing Nuoxin, incorporated herein by reference to Exhibit 99.15 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(11)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Fortune, incorporated herein by reference to Exhibit 99.16 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(12)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Newplus, incorporated herein by reference to Exhibit 99.17 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(13)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Super Star, incorporated herein by reference to Exhibit 99.18 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(14)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Xi Hui He Ying, incorporated herein by reference to Exhibit 99.19 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(15)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Greenwoods, incorporated herein by reference to Exhibit 99.20 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(16)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Weiying Gefei, incorporated herein by reference to Exhibit 99.21 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(17)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Yongtai, incorporated herein by reference to Exhibit 99.22 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(18)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Ruitong, incorporated herein by reference to Exhibit 99.23 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(19)	Debt Commitment Letter, dated December 31, 2015, by and among Merger Sub and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch, incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated December 31, 2015, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated December 31, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 31, 2015, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Support Agreement, dated December 31, 2015, by and among the Parent, Holdco, Rollover Shareholders, Shipshape Holdings Limited, Ultimate Lenovo Limited, Redpoint Associates IV, L.L.C., Redpoint Ventures IV, L.P., LC Fund V, L.P. and LC Parallel Fund V, L.P., incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(3)	Limited Guarantee, dated December 31, by Mr. Chen in favor of the Company, incorporated herein by reference to Exhibit 99.24 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(4)	Limited Guarantee, dated December 31, by Mr. Guan in favor of the Company, incorporated herein by reference to Exhibit 99.25 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(5)	Limited Guarantee, dated December 31, by Kingsun in favor of the Company, incorporated herein by reference to Exhibit 99.26 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(6)	Limited Guarantee, dated December 31, by Junlianxinhai in favor of the Company, incorporated herein by reference to Exhibit 99. 27to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(7)	Limited Guarantee, dated December 31, by Ruipu Lehua in favor of the Company, incorporated herein by reference to Exhibit 99.28 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(8)	Limited Guarantee, dated December 31, by Peking Pusi in favor of the Company, incorporated herein by reference to Exhibit 99.29 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(9)	Limited Guarantee, dated December 31, by V Capital in favor of the Company, incorporated herein by reference to Exhibit 99.30 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(10)	Limited Guarantee, dated December 31, by LT Prosperity in favor of the Company, incorporated herein by reference to Exhibit 99.31 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(11)	Limited Guarantee, dated December 31, by Jiaxing Yaming in favor of the Company, incorporated herein by reference to Exhibit 99.32 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(12)	Limited Guarantee, dated December 31, by Jiaxing Nuoxin in favor of the Company, incorporated herein by reference to Exhibit 99.33 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(13)	Limited Guarantee, dated December 31, by Fortune in favor of the Company, incorporated herein by reference to Exhibit 99.34 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(14)	Limited Guarantee, dated December 31, by Newplus in favor of the Company, incorporated herein by reference to Exhibit 99.35 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(15)	Limited Guarantee, dated December 31, by Super Star in favor of the Company, incorporated herein by reference to Exhibit 99.36 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(16)	Limited Guarantee, dated December 31, by Xi Hui He Ying In in favor of the Company, incorporated herein by reference to Exhibit 99.37 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(17)	Limited Guarantee, dated December 31, by Greenwoods in favor of the Company, incorporated herein by reference to Exhibit 99.38 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(18)	Limited Guarantee, dated December 31, by Weiying Gefei in favor of the Company, incorporated herein by reference to Exhibit 99.39 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(19)	Limited Guarantee, dated December 31, by Ruitong in favor of the Company, incorporated herein by reference to Exhibit 99.40 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

12

(d)-(20)	Interim Investors Agreement, dated December 31, 2015, by and among Holdco, Parent, Merger Sub, Rollover Shareholders and Sponsors, incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2016

iDreamSky Technology Limited

By:	/s/ Ruby Rong Lu
	Name:	Ruby Rong Lu
	Title:	Chairman of the Special Committee

Dream Technology Holdings Limited

By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Director

Dream Investment Holdings Limited

By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Director

Dream Merger Sub Limited

By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Director

Michael Xiangyu Chen

By:	/s/ Michael Xiangyu Chen

Anfernee Song Guan

By:	/s/ Anfernee Song Guan

Dream Data Services Limited

By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Director

DT01 Holding International Limited

By:	/s/ Anfernee Song Guan
	Name:	Anfernee Song Guan
	Title:	Director

THL A19 Limited

By:	/s/ Lau Zhiping Martin
	Name:	Lau Zhiping Martin
	Title:	Authorised Signatory

Prometheus Capital (International) Co, Ltd

By:	/s/ Sicong Wang
	Name:	Sicong Wang
	Title:	Director

Kingsun (Shanghai) Investment Co., Ltd.

By:	/s/ Xiaowei Wu
	Name:	Xiaowei Wu
	Title:	Chairman

Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership)

By:	/s/ Jiaqing Li
	Name:	Jiaqing Li
	Title:	Authorized Representative,
Director and General Manager

Ruipu Lehua (Tianjin) Investment Center (Limited Partnership)

By:	/s/ Mingchen Zhang
	Name:	Mingchen Zhang
	Title:	Executive Director

Peking Pusi Investment Co., Ltd.

By:	/s/ Sicong Wang
	Name:	Sicong Wang
	Title:	Chairman

V Capital Company Limited

By:	/s/ Weiqing Tang
	Name:	Weiqing Tang
	Title:	Partner

LT Prosperity (Tianjin) Asset Management LLP

By:	/s/ Xu Peng
	Name:	Xu Peng
	Title:	Partner

Jiaxing Yaming Investment Partnership (Limited Partnership)

By:	/s/ Lina Zhu
	Name:	Lina Zhu
	Title:	Authorized Representative of
Executive Partner

Jiaxing Nuoxin Investment Partnership (Limited Partnership)

By:	/s/ Jingyuan Liang
	Name:	Jingyuan Liang
	Title:	Managing Partner

Fortune Wisdom Venture Capital Co., Ltd.

By:	/s/ Zhou Liu
	Name:	Zhou Liu
	Title:	Chairman and Founding Partner

Newplus iDream Investment Partnership (Limited Partnership)

By:	/s/ Jun Wang
	Name:	Jun Wang
	Title:	Authorized Representative

Shanghai Super Star Venture Capital Partners (Limited Partnership)

By:	/s/ Zhenquan Ren
	Name:	Zhenquan Ren
	Title:	Authorized Representative of
Executive Partner

Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership)

By:	/s/ Guangyi Huang
	Name:	Guangyi Huang
	Title:	Director

Shanghai Greenwoods Asset Management Limited

By:	/s/ Jinzhi Jiang
	Name:	Jinzhi Jiang
	Title:	Chief Executive Officer

Shanghai Weiying Gefei Investment Management Ltd.

By:	/s/ Shi Lei
	Name:	Shi Lei
	Title:	Director

Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership)

By:	/s/ Junwen Lei
	Name:	Junwen Lei
	Title:	Executive Representative

Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership)

By:	/s/ Heng Zhang
	Name:	Heng Zhang
	Title:	Executive Representative

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(5)	Press Release issued by the Company, dated December 31, 2015 incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 31, 2015.

(b)-(1)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Mr. Chen, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(2)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Mr. Guan, incorporated herein by reference to Exhibit 99.7 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(3)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Kingsun, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(4)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Junlianxinhai, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(5)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Ruipu Lehua, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(6)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Peking Pusi, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(7)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and V Capital, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(8)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and LT Prosperity, incorporated herein by reference to Exhibit 99.13 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(9)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Jiaxing Yaming, incorporated herein by reference to Exhibit 99.14 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(10)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Jiaxing Nuoxin, incorporated herein by reference to Exhibit 99.15 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(11)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Fortune, incorporated herein by reference to Exhibit 99.16 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(12)

Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Newplus, incorporated herein by reference to Exhibit 99.17 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(13)

Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Super Star, incorporated herein by reference to Exhibit 99.18 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(14)

Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Xi Hui He Ying, incorporated herein by reference to Exhibit 99.19 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(15)

Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Greenwoods, incorporated herein by reference to Exhibit 99.20 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(16)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Weiying Gefei, incorporated herein by reference to Exhibit 99.21 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(17)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Yongtai, incorporated herein by reference to Exhibit 99.22 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(18)

Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Ruitong, incorporated herein by reference to Exhibit 99.23 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(19)	Debt Commitment Letter, dated December 31, 2015, by and among Merger Sub and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch, incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated December 31, 2015, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated December 31, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 31, 2015, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Support Agreement, dated December 31, 2015, by and among the Parent, Holdco, Rollover Shareholders, Shipshape Holdings Limited, Ultimate Lenovo Limited, Redpoint Associates IV, L.L.C., Redpoint Ventures IV, L.P., LC Fund V, L.P. and LC Parallel Fund V, L.P., incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(3)	Limited Guarantee, dated December 31, by Mr. Chen in favor of the Company, incorporated herein by reference to Exhibit 99.24 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(4)	Limited Guarantee, dated December 31, by Mr. Guan in favor of the Company, incorporated herein by reference to Exhibit 99.25 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(5)	Limited Guarantee, dated December 31, by Kingsun in favor of the Company, incorporated herein by reference to Exhibit 99.26 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(6)	Limited Guarantee, dated December 31, by Junlianxinhai in favor of the Company, incorporated herein by reference to Exhibit 99. 27 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(7)	Limited Guarantee, dated December 31, by Ruipu Lehua in favor of the Company, incorporated herein by reference to Exhibit 99.28 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(8)	Limited Guarantee, dated December 31, by Peking Pusi in favor of the Company, incorporated herein by reference to Exhibit 99.29 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(9)	Limited Guarantee, dated December 31, by V Capital in favor of the Company, incorporated herein by reference to Exhibit 99.30 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(10)	Limited Guarantee, dated December 31, by LT Prosperity in favor of the Company, incorporated herein by reference to Exhibit 99.31 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(11)	Limited Guarantee, dated December 31, by Jiaxing Yaming in favor of the Company, incorporated herein by reference to Exhibit 99.32 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(12)	Limited Guarantee, dated December 31, by Jiaxing Nuoxin in favor of the Company, incorporated herein by reference to Exhibit 99.33 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(13)	Limited Guarantee, dated December 31, by Fortune in favor of the Company, incorporated herein by reference to Exhibit 99.34 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(14)	Limited Guarantee, dated December 31, by Newplus in favor of the Company, incorporated herein by reference to Exhibit 99.35 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(15)	Limited Guarantee, dated December 31, by Super Star in favor of the Company, incorporated herein by reference to Exhibit 99.36 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(16)

Limited Guarantee, dated December 31, by Xi Hui He Ying In in favor of the Company, incorporated herein by reference to Exhibit 99.37 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(17)	Limited Guarantee, dated December 31, by Greenwoods in favor of the Company, incorporated herein by reference to Exhibit 99.38 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(18)	Limited Guarantee, dated December 31, by Weiying Gefei in favor of the Company, incorporated herein by reference to Exhibit 99.39 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(19)	Limited Guarantee, dated December 31, by Ruitong in favor of the Company, incorporated herein by reference to Exhibit 99.40 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(20)	Interim Investors Agreement, dated December 31, 2015, by and among Holdco, Parent, Merger Sub, Rollover Shareholders and Sponsors, incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed